UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement in Connection with a Registered Direct Offering.

On July 13, 2022, Versus Systems Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Buyer”) pursuant to which the Company agreed to sell to the Buyer, in a registered direct offering, an aggregate of 2,100,000 common shares, no par value, of the Company (“Common Shares”) and 2,045,000 pre-funded warrants, each to purchase one Common Share (the “Pre-funded Warrants”), at a purchase price of $0.52 per Common Share and $0.5199 per Pre-funded Warrant for aggregate gross proceeds to the Company of approximately $2,155,195.50, before deducting fees to the placement agent and other estimated Offering expenses payable by the Company (the “Offering”).

The Pre-funded Warrants are exercisable by the holders immediately upon issuance at an exercise price of $0.0001 per share, and will expire when exercised in full. The exercise price and the number of shares issuable upon exercise of the Pre-funded Warrants are subject to an adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. The exercisability of the Pre-funded Warrants may be limited if, upon exercise, the holder and its affiliates would beneficially own more than 4.99% or 9.99% of the outstanding Common Shares, which percentage will be elected by the holder on or prior to the issuance date.

Pursuant to the terms of the Purchase Agreement, the Company agreed that, subject to certain exceptions, the Company will not, within 30 calendar days following the closing of the Offering, (i) enter into any agreement to issue or announce the issuance or proposed issuance or disposition of any Common Shares or Common Share equivalents or (ii) file any registration statement or any amendment or supplement thereto, other than the prospectus supplement relating to the Offering.

Roth Capital Partners, LLC (“Roth”) acted as the exclusive placement agent in connection with the Offering pursuant to the terms of a placement agency agreement, dated July 13, 2022, between the Company and Roth (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay Roth a cash fee equal to 8% of the aggregate proceeds received by the Company from the sale of securities in the Offering. In addition to the cash fee, the Company agreed to issue to the Placement Agent warrants to purchase up to 331,600 Common Shares (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Common Warrants (as defined below).

The Common Shares, the Pre-funded Warrants, the Placement Agent Warrants and the Common Shares issuable upon exercise of the Pre-funded Warrants and the Placement Agent Warrants are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was filed with the Securities and Exchange Commission on March 24, 2022 and was declared effective on March 31, 2022 (File No. 333-263834).

Private Placement of Warrants.

In a concurrent private placement, the Company agreed to sell to the Buyer common warrants to purchase up to an aggregate of 6,217,500 Common Shares (the “Common Warrants”). The Common Warrants are exercisable at an exercise price of $0.52 per share, subject to certain adjustments, are exercisable six months following the date of issuance and have a term of exercise equal to five and a half years from the date of their initial exercisability. A holder of Common Warrants will have the right to exercise the Common Warrants on a “cashless” basis if there is no effective registration statement registering the resale of the Common Shares underlying the Common Warrants (the “Common Warrants Shares”). Subject to limited exceptions, a holder of Common Warrants will not have the right to exercise any portion of its Common Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or 9.99% at the election of the holder prior to the date of issuance) of the number of Common Shares outstanding immediately after giving effect to such exercise, provided that the holder may increase or decrease the beneficial ownership limitation up to 9.99%. Any increase in the beneficial ownership limitation shall not be effective until 61 days following notice of such change to the Company.

Except as otherwise provided in the Common Warrants or by virtue of such holder’s ownership of Common Shares, the holders of the Common Warrants do not have the rights or privileges of holders of Common Shares, including any voting rights, until they exercise their Common Warrants.

The Common Warrants and the Common Shares underlying the Common Warrants were offered pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder, and were not offered pursuant to the prospectus supplement and the accompanying prospectus pursuant to which the Common Shares and the Pre-funded Warrants were sold to the Buyer.

The foregoing descriptions of the Placement Agency Agreement, the Purchase Agreement, the Pre-funded Warrants, the Common Warrants and the Placement Agent Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or securities, copies or forms of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. Readers should review such agreements and forms of securities for a complete understanding of the terms and conditions associated with these transactions.

On July 14, 2022, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached hereto as Exhibit 99.6.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Placement Agency Agreement dated as of July 13, 2022 between Versus Systems Inc. and Roth Capital Partners LLC
99.2	Form of Securities Purchase Agreement dated as of July 13, 2022 between Versus Systems Inc. and the purchaser signatory thereto
99.3	Form of Pre-funded Warrant issued to the Buyer
99.4	Form of Common Warrant issued to the Buyer
99.5	Form of Placement Agent Warrant
99.6	Press release of Versus Systems Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2022

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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